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EXHIBIT 21.1

MICRON TECHNOLOGY, INC.

SUBSIDIARIES OF THE REGISTRANT

Name	State (or jurisdiction) in which Organized
Micron Europe Limited Also does business as Crucial Technology Europe	United Kingdom
Micron Japan, Ltd.	Japan
Micron Semiconductor Asia Pte. Ltd. Also does business as Crucial Technology Asia	Singapore
Micron Semiconductor (Deutschland) GmbH	Germany
Micron Semiconductor France, SAS	France
Micron Semiconductor India, Inc.	Idaho
Micron Semiconductor Korea Co., Ltd.	South Korea
Micron Semiconductor Products, Inc. Also does business as Crucial Technology	Idaho
Micron Semiconductor (Xiamen) Co., Ltd.	China
Micron Technology Asia Pacific, Inc.	Idaho
Micron Technology Italia S.r.l.	Italy
Micron Technology Puerto Rico, Inc.	Puerto Rico
Micron Technology Services, Inc.	Idaho
Micron Technology Texas, LLC	Idaho

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  EXHIBIT 21.1
MICRON TECHNOLOGY, INC. SUBSIDIARIES OF THE REGISTRANT